Exhibit 12

PHILLIPS 66 AND CONSOLIDATED SUBSIDIARIES
TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Nine Months Ended September 30	Years Ended December 31
	2016	2015	2014	2013	2012	2011
Earnings Available for Fixed Charges
Income from continuing operations before income taxes and noncontrolling interests that have not incurred fixed charges	$2,122	6,035	5,711	5,509	6,624	6,619
Distributions less than equity in earnings of affiliates	(772)	185	197	(354)	(872)	(951)
Fixed charges, excluding capitalized interest*	362	456	397	365	376	142
	$1,712	6,676	6,305	5,520	6,128	5,810

Fixed Charges
Interest and expense on indebtedness, excluding capitalized interest	$250	310	267	275	246	17
Capitalized interest	62	106	20	—	—	—
Interest portion of rental expense	105	140	125	83	121	116
	$417	556	412	358	367	133
Ratio of Earnings to Fixed Charges	4.1	12.0	15.3	15.4	16.7	43.7
* Includes amortization of capitalized interest totaling approximately $7 million for the nine months ended September 30, 2016. Amortization of capitalized interest for the years ended December 31, totaled approximately $7 million in 2015, $6 million in 2014, $7 million in 2013, $9 million in 2012, and $9 million in 2011.